Exhibit 2.4

ASSET PURCHASE AGREEMENT

by and between:

DITECH COMMUNICATIONS CORPORATION,

a Delaware corporation,

and

JDS UNIPHASE CORPORATION,

a Delaware corporation

Dated as of July 16, 2003

TABLE OF CONTENTS

1.	SALE OF TRANSFERRED ASSETS; RELATED TRANSACTIONS
	1.1	Sale of Transferred Assets
	1.2	Excluded Assets
	1.3	Assumed Liabilities
	1.5	Consideration
	1.6	Inventory Consideration
	1.7	Contingent Consideration
	1.8	Warranty Obligations
	1.9	Statements and Objections to Calculations
	1.10	Combination of Payments
	1.11	Taxes
	1.12	Allocation
	1.13	Agreements Relating to Transfer of Transferred Assets
	1.14	Closing
2.	REPRESENTATIONS AND WARRANTIES OF THE SELLER
	2.1	Subsidiaries; Due Organization; Etc
	2.2	SEC Matters; Financial Statements
	2.3	Title to Transferred Assets
	2.4	Customers and Suppliers
	2.5	Tangible Assets
	2.6	Intellectual Property
	2.7	Contracts
	2.8	Compliance with Legal Requirements
	2.9	Tax Matters
	2.10	Proceedings; Orders
	2.11	Authority; Binding Nature of Agreements
	2.12	Non-Contravention; Consents
	2.13	Sufficiency of Transferred Assets
	2.14	Brokers

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3.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
	3.1	Due Organization; Etc
	3.2	Authority; Binding Nature of Agreements
	3.3	Non-Contravention; Consents
4.	SURVIVAL, INDEMNIFICATION AND DAMAGES
	4.1	Survival of Representations and Warranties
	4.2	Indemnification
	4.3	Maximum Liability
	4.4	Exclusivity of Indemnification Remedy
	4.5	No Implied Representations
	4.6	Defense of Third Party Actions
	4.7	Subrogation
	4.8	Waiver of Consequential Damages
5.	CERTAIN POST-CLOSING COVENANTS
	5.1	Further Actions
	5.2	Restricted Activities
	5.3	Employees
	5.4	Repurchase of Certain Inventory
6.	MISCELLANEOUS PROVISIONS
	6.1	Fees and Expenses
	6.2	Attorneys’ Fees
	6.3	Notices
	6.4	Headings
	6.5	Counterparts
	6.6	Governing Law; Venue
	6.7	Successors and Assigns; Parties in Interest
	6.8	Specific Performance
	6.9	Waiver
	6.10	Amendments
	6.11	Severability

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6.12	Entire Agreement
6.13	Knowledge
6.14	Construction

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LIST OF SCHEDULES AND EXHIBITS TO THE ASSET PURCHASE AGREEMENT

Exhibit A	-	Certain Definitions

Exhibit B	-	Inventory

Exhibit C-1	-	Assumed Contracts

Exhibit C-2	-	Sanmina Purchase Orders

Exhibit D	-	Tangible Assets

Exhibit E	-	Intellectual Property

Exhibit F	-	Third Party Design Software

Exhibit G	-	Excluded Assets

Exhibit H	-	Net Book Value of Inventory

Exhibit I-1	-	Applicable Products

Exhibit I-2	-	Enhanced RAX Product

Exhibit J	-	Certain Contracts

Exhibit K	-	Form of Assignment and Assumption Agreement

Exhibit L	-	Dispute Resolution Procedures

Exhibit M	-	Continuing Employees

Schedule 1.3(b)	-	Warranty Obligations

ALL SCHEDULES AND EXHIBITS (OTHER THAN EXHIBIT A) TO THE ASSET PURCHASE AGREEMENT HAVE BEEN OMITTED. COPIES OF SUCH SCHEDULES AND EXHIBITS WILL BE FURNISHED SUPPLEMENTALLY TO THE COMMISSION UPON REQUEST.

Disclosure Schedule - The Disclosure Schedule is a separate deliverable not part of the Asset Purchase Agreement, which includes exceptions to the representations and warranties made by Ditech Communications Corporation in the Asset Purchase Agreement together with certain disclosures made by Ditech Communications Corporation relating to the Transferred Assets.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of July 16, 2003, by and between DITECH COMMUNICATIONS CORPORATION, a Delaware corporation (the “Seller”), and JDS UNIPHASE CORPORATION, a Delaware corporation, (the “Purchaser”).  Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, the Seller and the Purchaser wish to provide for the sale by the Seller and the Seller Subsidiaries to the Purchaser of designated assets used in the Seller’s Optical Business and certain other related transactions between the parties, all on the terms set forth in this Agreement.

NOW THEREFORE, the parties to this Agreement, intending to be legally bound, agree as follows:

AGREEMENT

1.                                      SALE OF TRANSFERRED ASSETS; RELATED TRANSACTIONS.

1.1                               Sale of Transferred Assets.  At the Closing, on the terms set forth in this Agreement, the Seller shall cause to be sold, transferred, assigned, conveyed and delivered to the Purchaser, and the Purchaser shall purchase, acquire and accept, all of the right, title and interest of the Seller and the Seller Subsidiaries as of the Closing Date in and to the following (wherever located and whether or not reflected on the Books and Records of the Seller and in each case free and clear of any Encumbrances, other than Permitted Liens)  (the “Transferred Assets”):

(a)                                  Inventory:  All inventories of merchandise, work-in-progress, components, materials and spare parts (including all research and demonstration materials), whether or not held at, or in transit from or to, the locations at which the Optical Business is conducted or located at suppliers’ premises or customers’ premises, on consignment or otherwise, in each case that are both used or held for use by the Seller or the Seller Subsidiaries in the conduct of the Optical Business and identified on Exhibit B, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person, together with all rights of the Seller or the Seller Subsidiaries against suppliers of such inventories, and including the Seller’s erbium doped fiber amplifiers (“EDFA”), rate agile transponder (“RAX”) and Optical Telemetry System (“OTS”) inventories identified on Exhibit B (collectively, the “Inventory”);

(b)                                  Contracts:  The rights of the Seller and the Seller Subsidiaries under the agreements and other instruments identified on Exhibit C1 and the rights of the Seller and the Seller Subsidiaries under the purchase orders to Sanmina identified on Exhibit C2 (the “Sanmina Purchase Orders”) (collectively, the “Assumed Contracts”);

(c)                                  Tangible Assets: The optical-related equipment identified on Exhibit D (the “Tangible Assets”);

(d)                                  Intellectual Property:  All Intellectual Property and Intellectual Property Rights owned solely by the Seller or either Seller Subsidiary (or owned jointly by the Seller and the Seller Subsidiaries), used in the conduct of the Optical Business, including, the patents and patent applications, trademarks and trademark applications and registered copyrights listed on Exhibit E, and all such other Intellectual Property and Intellectual Property Rights that are owned by the Seller or the Seller Subsidiaries and related to the design, development, manufacture, sale or distribution of products of the Optical Business (or any portion, component or subassembly thereof) (collectively, the “Transferred Intellectual Property”) (it being understood that Transferred Intellectual Property does not include rights under in-licenses or other Contracts, which rights are addressed in Section 1.1(b));

(e)                                  Rights and Claims:  All rights, privileges, claims and causes of action arising out of or relating to the ownership, performance or use of the Tangible Assets, the Inventory, the Transferred Intellectual Property or the Assumed Contracts (including all rights to enforce, sue and recover damages or other relief for the past, present or future infringement or misappropriation of any Transferred Intellectual Property);

(f)                                    Books and Records:  All Books and Records of the Seller and the Seller Subsidiaries that relate exclusively to the Optical Business; and

(g)                                 Warranties:  All rights of the Seller and the Seller Subsidiaries under or pursuant to all warranties, representations and guarantees made by any Person in connection with products sold or services provided to the Seller or the Seller Subsidiaries for the Optical Business, or affecting the Transferred Assets, to the extent: (i) transferable without the Consent of any Person; or (ii) any required Consent has been obtained.

Notwithstanding the foregoing, if the Seller repurchases any Unused Inventory (as defined below), then upon such repurchase, the Purchaser shall transfer and assign back to the Seller all rights of the type referred to in Sections 1.1(a), 1.1(e), 1.1(f) and 1.1(g) related to such Unused Inventory.

1.2                               Excluded Assets.  Notwithstanding anything to the contrary contained in this Agreement, the Transferred Assets shall not include any of the following assets of the Seller:

(a)                                  any cash, short-term investments or other cash equivalents;

(b)                                  any accounts receivable;

(c)                                  any prepaid expenses or rights to receive refunds;

(d)                                  any licensed standard third party design, test or development software, including the design, test and development software identified on Exhibit F;

(e)                                  any asset or right not relating to the Optical Business;

(f)                                    any of the rights of the Seller or the Seller Subsidiaries under any agreement or other instrument that is not specifically identified on Exhibit C1 or C2;

(g)                                 any of the assets identified on Exhibit G; or

(h)                                 any rights or other assets that are not specifically referred to in Section 1.1.

1.3                               Assumed Liabilities.  At the Closing, the Purchaser shall assume the following liabilities and obligations of the Seller and the Seller Subsidiaries (collectively, the “Assumed Liabilities”) and no other liabilities or obligations:

(a)                                  all Liabilities of the Seller and the Seller Subsidiaries relating to the Assumed Contracts, but only to the extent such Liabilities: (i) arise after the Closing Date; and (ii) do not arise from any breach of the Assumed Contracts by the Seller or either Seller Subsidiary prior to the Closing; and

(b)                                  without limiting Section 1.8, all warranty obligations of the Seller and the Seller Subsidiaries with respect to EDFA, RAX and OTS products of the Optical Business, all of which obligations are described in the Contracts and other documents attached hereto as Schedule 1.3(b).

1.4                               Excluded Liabilities.  Notwithstanding any provision of this Agreement to the contrary, the Purchaser is not assuming any liabilities of the Seller or the Seller Subsidiaries, or any liability related to the Optical Business or any of the Transferred Assets, that are not specifically set forth or otherwise identified in Section 1.3.  All such liabilities and obligations that are not specifically set forth or otherwise identified in Section 1.3 (the “Excluded Liabilities”) shall be retained by and remain obligations and liabilities of the Seller or the Seller Subsidiaries.  Without limiting the foregoing, none of the following shall be Assumed Liabilities and each shall be considered Excluded Liabilities for the purposes of this Agreement:

(a)                                  any liabilities of the Seller or either Seller Subsidiary for Taxes, excluding those Taxes relating to the Transferred Assets arising out of facts or circumstances occurring after the Closing Date;

(b)                                  any liabilities arising out of or in connection with: (i) the employment prior to the Closing of any employee of the Seller or either Seller Subsidiary (or service of any independent contractor of the Seller or either Seller Subsidiary); (ii) any Plan; (iii) medical, dental, disability income, life insurance or accidental death benefits, whether insured or self insured, for claims incurred or for disabilities commencing prior to the Closing Date; (iv) workers’ compensation (both long-term and short-term) benefits payable by the Seller, whether insured or self-insured, to the extent based upon exposure to conditions prior to the Closing Date or for claims incurred or for disabilities commencing prior to the Closing Date; (v) severance benefits; or (vi) retention bonuses;

(c)                                  all obligations of the Seller or either Seller Subsidiary or the Optical Business under any insurance policy related to the Optical Business or the Transferred Assets existing or arising prior to the Closing Date;

(d)                                  any liabilities of the Seller or either Seller Subsidiary or any of their respective directors, officers, employees or consultants, arising out of infringement of the intellectual property rights of any Person;

(e)                                  any liabilities arising out of violations by the Seller or either Seller Subsidiary of any Legal Requirement, including liabilities arising under any Environmental Law;

(f)                                    any liability with respect to any claim, suit, action, investigation or proceeding by any Governmental Body or any other Person (whether asserted or commenced before or after the Closing Date) relating to the Optical Business or Transferred Assets occurring or arising from circumstances existing on or before the Closing Date;

(g)                                 any liabilities relating to the Excluded Assets; and

(h)                                 any liabilities with respect to indebtedness for borrowed money incurred or accrued before the Closing Date.

1.5                               Consideration.  As consideration for the sale, assignment, conveyance and delivery of the Transferred Assets to the Purchaser, the Purchaser shall make the payments set forth in this Section 1.5 and in Section 1.6 and Section 1.7 (the payments referred to in Sections 1.5, 1.6 and 1.7 being collectively referred to as the “Purchase Price”):

(a)                                  at the Closing, the Purchaser shall pay to the Seller, in cash by wire transfer to an account number provided to the Purchaser by the Seller prior to the Closing, a total of $1,598,319.38 (the “Initial Cash Consideration”) (it being understood that notwithstanding the foregoing, at the Closing, the Purchaser shall retain a portion of the Initial Cash Consideration in the aggregate amount of $225,000 (the “Retained Consideration”) to be held and disbursed in accordance with Section 4.9 below);

(b)                                  at the Closing, the Purchaser shall assume the Assumed Liabilities by delivering to the Seller and the Seller Subsidiaries the Assignment and Assumption Agreement; and

(c)                                  after the Closing, the Purchaser shall pay to the Seller, in cash by wire transfer to the account number referred to in Section 1.5(a), the amounts due in accordance with the terms and conditions set forth in Sections 1.6 and 1.7.

1.6                               Inventory Consideration.

(a)                                  For purposes of this Section 1.6 and the other sections of this Agreement:

(i)                                    “Net Book Value” of an item of Inventory shall mean the net book value of such item of Inventory as recorded on the Seller’s Books and Records immediately prior to the Closing and as specifically identified on Exhibit H; and

(ii)                                “2004 Fiscal Year” shall mean the fiscal year of the Purchaser ending June 30, 2004.

(b)                                  Subject to Sections 1.9(a) and 1.10, upon delivery to the Seller of the Inventory Revenue Statement (as defined in Section 1.9(a)) for each quarter during the 2004 Fiscal Year, the Purchaser shall pay to the Seller, in cash by wire transfer to the account number referred to in Section 1.5(a), for each individual item included within the Inventory, an amount (the “Quarterly Inventory Payment”) equal to the lesser of:

(i)                                    50% of the Net Book Value of each item of Inventory (including raw materials) sold, used or otherwise disposed of during such quarter; or

(ii)                                an amount equal to:

(A)                               for each item of finished goods Inventory sold or otherwise disposed of during such quarter, if any, the excess of the actual selling or disposition price of each such item of Inventory over 50% of the Net Book Value of such item of Inventory;

(B)                               for raw materials Inventory that were either: (1) not originally purchased by the Seller from the Purchaser; or (2) originally purchased by the Seller from the Purchaser but are not still of the parts numbers for sale by the Purchaser at the end of such quarter, if any, 50% of the Net Book Value of each such item of raw materials Inventory used during such quarter; and

(C)                               for raw materials Inventory that were originally purchased by the Seller from the Purchaser and are still of the type for sale by the Purchaser at the end of such quarter, if any, the excess of the Purchaser’s list price of such raw materials at the end of such quarter over 50% of the Net Book Value of each such item of raw materials  Inventory used during such quarter.

Notwithstanding the foregoing provisions of this Section 1.6(b), the maximum aggregate amount payable to the Seller by the Purchaser pursuant to this Section 1.6(b) shall not exceed $973,319.38.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement, in the event that prior to June 30, 2004, the Purchaser directly or indirectly sells or otherwise disposes of all or any significant portion of the Optical Business, or all or any significant portion of the Transferred Assets outside the ordinary course of business, then prior to or contemporaneously with the consummation of such sale or disposition the Purchaser shall pay to the Seller, in cash by wire transfer to the account number referred to in Section 1.5(a), an amount equal to the excess of:  (i) $973,319.38; over (ii) the aggregate amounts previously paid by the Purchaser pursuant to Section 1.6; provided, however, that if: (A) the Person to whom the Purchaser sells or otherwise disposes of all or any significant portion of the Optical Business, or all or any significant portion of the Transferred Assets outside the ordinary course of business, agrees in writing to assume the obligations of the Purchaser under this Agreement; and (B) the Seller consents to such assumption (which consent shall not be unreasonably withheld), then the Purchaser shall not be required to make the payment referred to in this Section 1.6(c).

1.7                               Contingent Consideration.

(a)                                  For purposes of this Section 1.7 and the other sections of this Agreement,

(i)                                    “Applicable Products” shall mean: (A) the products of the Seller identified on Exhibit I1 and any product with substantially equivalent form, fit and function to any products of the Seller identified on Exhibit I1 (any such product with substantially equivalent form, fit and function being referred to as an “Equivalent Product”); or (B) any products of the Purchaser, a material portion of which contains or otherwise incorporates the Seller’s technology described in Exhibit I2 (the “Enhanced RAX Product”), in each case of clause “(A)” or clause “(B)” of this sentence sold or otherwise disposed of by the Purchaser or any affiliate of the Purchaser during either of the Purchaser Fiscal Years;

(ii)                                “Applicable Revenues” shall mean, for each of the Purchaser Fiscal Years, respectively, all revenues (excluding revenues from internal sales from one business or operating unit of the Purchaser or a subsidiary of the Purchaser to another business or operating unit of the Purchaser or a subsidiary of the Purchaser or from the Purchaser to wholly-owned subsidiaries of the Purchaser): (A) with respect to products of the Seller identified on Exhibit I1 or the Enhanced RAX Product, earned from the sale or other disposition of such products to any Person during such Purchaser Fiscal Year, net of shipping costs and reduced by a reasonable allowance for returns (as determined in accordance with GAAP); and (B) with respect to any Equivalent Product, earned from the sale or other disposition of such products during such Purchaser Fiscal Year to any Person who was a customer of the Seller prior to the purchase of such Equivalent Product or who purchased any product of the Seller identified on Exhibit I1 prior to the purchase of such Equivalent Product, net of shipping costs and reduced by a reasonable allowance for returns (as determined in accordance with GAAP); provided, however, that with respect to any particular Applicable Product sold or otherwise disposed of during a particular Purchaser Fiscal Year, the amount deemed earned from the sale or disposition of such Applicable Product for purposes of this Section 1.7 shall not be less than (but could be greater than) 75% of the fully loaded Costs of Goods Sold with respect to such product; and

(iii)                            “Purchaser Fiscal Years” shall mean:  (A) the 2004 Fiscal Year; and (B) the fiscal year of the Purchaser ending June 30, 2005 (the “2005 Fiscal Year”).

(b)                                  Subject to Sections 1.9(b) and 1.10, upon delivery to the Seller of the Applicable Revenues Statement (as defined in Section 1.9(b)) for each quarter during the Purchaser Fiscal Years, the Purchaser shall pay to the Seller, in cash by wire transfer to the account number referred to in Section 1.5(a), an amount equal to 15% of the excess (if any) of: (i) the Applicable Revenues for such Purchaser Fiscal Year through the last day of such quarter; over (ii) $4,000,000, reduced by the aggregate amount of any payments made pursuant to this Section 1.7(b) with respect to prior quarters of such Purchaser Fiscal Year; provided, however, that if the RAX product listed on Exhibit I1 fails to meet Lucent’s specifications with respect to the acceptance of such product by August 18, 2003, the applicable fee percentage shall be 5% rather than 15% with respect to such sales; provided, further, however, that with respect to sales of Enhanced RAX Products that are sold or otherwise disposed of after the aggregate Applicable

Revenues for a particular Purchaser Fiscal Year have reached $4,000,000, the applicable fee percentage shall be 5% rather than 15% with respect to such sales.

Notwithstanding the foregoing provisions of this Section 1.7(b), the maximum aggregate amount payable to the Seller by the Purchaser pursuant to this Section 1.7(b) shall be $4,000,000.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement, in the event that prior to June 30, 2005, the Purchaser directly or indirectly sells or transfers all or any significant portion of the Optical Business, or all or any significant portion of the Transferred Assets outside the ordinary course of business, then prior to or contemporaneously with the consummation of such sale the Purchaser shall pay to the Seller, in cash by wire transfer to the account number referred to in Section 1.5(a), an amount equal to the excess of:  (i) $4,000,000; over (ii) the aggregate amounts previously paid by the Purchaser pursuant to Section 1.7; provided, however, that if: (A) the Person to whom the Purchaser sells or otherwise disposes of all or any significant portion of the Optical Business, or all or any significant portion of the Transferred Assets outside the ordinary course of business, agrees in writing to assume the obligations of the Purchaser under this Agreement; and (B) the Seller consents to such assumption (which consent shall not be unreasonably withheld), then the Purchaser shall not be required to make the payment referred to in this Section 1.7(c).

1.8                               Warranty Obligations.  From and after the Closing, without limiting Section 1.3(b), the Purchaser shall perform all warranty obligations of the Seller and the Seller Subsidiaries with respect to EDFA, RAX and OTS products sold by the Seller or the Seller Subsidiaries prior to the Closing.  Within 20 days after the delivery to the Seller of a quarterly statement setting forth the Purchaser’s calculation of the amount reimbursable by the Seller pursuant to this Section 1.8 with respect to warranty work performed by the Purchaser for each quarter during the period in which such warranty or similar obligations continue, together with a description of the Purchaser’s method of calculating such amount and supporting data for such calculation, the Seller shall reimburse the Purchaser for: (a) the actual reasonable costs incurred by the Purchaser (on a time and materials basis) in performing any repair services under such warranty obligations during such quarter (it being understood that the load rate applicable to salaries of the Persons performing such services shall not exceed 40%); and (b) the net book value (as recorded on the Seller’s Books and Records immediately prior to the Closing) of any replacement parts provided by the Purchaser out of the Inventory pursuant to such warranty obligations during such quarter (it being understood that if the Seller reimburses the Purchaser for any such replacement parts, then such replacement parts shall not constitute Unused Inventory for purposes of Section 5.4(a)). Notwithstanding anything to the contrary contained in this Agreement, the Seller shall not be required to reimburse the Purchaser for: (i) any costs incurred by the Purchaser in performing any repair services under any warranty obligations; or (ii) any replacement parts provided by the Purchaser pursuant to warranty obligations, in the case of clause “(i)” or “(ii)” of this sentence with respect to any products shipped by the Purchaser prior to June 1, 2002 pursuant to the Supply Agreement.

1.9                               Statements and Objections to Calculations.

(a)                                  With Respect to Section 1.6 Payments.

(i)                                    Within 20 days after the last day of each quarter of the 2004 Fiscal Year, the Purchaser shall prepare or cause to be prepared and shall deliver or cause to be delivered to the Seller a statement (the “Inventory Revenue Statement”) setting forth the Purchaser’s calculation of the Quarterly Inventory Payment payable pursuant to Section 1.6(b) for such quarter (and its method of calculating such amount for such quarter), including the supporting data for such calculation, together with the amount payable to the Seller as identified in such Inventory Revenue Statement and contemplated by Section 1.6(b).

(ii)                                In the event that the Seller objects to the Purchaser’s calculation of the Quarterly Inventory Payment in an Inventory Revenue Statement or requires further information in order to verify such calculation or determine the amounts properly payable to the Seller under Section 1.6(b) with respect to a particular quarter, then within 20 days after the delivery to the Seller of the Inventory Revenue Statement for such quarter (the “Initial Inventory Response Period”), the Seller shall deliver to the Purchaser a written notice (an “Inventory Objection Notice”):  (i) describing in reasonable detail the Seller’s objections to the Purchaser’s calculation of the Quarterly Inventory Payment and containing a statement setting forth the Quarterly Inventory Payment determined by the Seller to be correct; or (ii) requesting additional information from the Purchaser that the Seller requires in order to verify such calculation or determine the amounts properly payable to the Seller (which information, to the extent reasonably necessary in order to perform such calculations, shall be provided by the Purchaser within 10 days after the Purchaser’s receipt of such request).  If the Seller does not deliver an Inventory Objection Notice to the Purchaser during the Initial Inventory Response Period, or prior to the end of such period delivers a written notice to the Purchaser accepting the calculation of the Quarterly Inventory Payment, then the Purchaser’s calculation of the Quarterly Inventory Payment shall be conclusive and binding on the Purchaser and the Seller.

(iii)                            If the Seller delivers an Inventory Objection Notice to the Purchaser accompanied by a request for additional information from the Purchaser as described above during the Initial Inventory Response Period, the Seller shall have an additional 10 days after receiving the requested information from the Purchaser (the “Final Inventory Response Period”) to deliver to the Purchaser a written notice (a “Final Inventory Objection Notice”) describing in reasonable detail the Seller’s objections to the Purchaser’s calculation of the Quarterly Inventory Payment accompanied by a statement setting forth the Quarterly Inventory Payment determined by the Seller to be correct. If the Seller does not deliver a Final Inventory Objection Notice to the Purchaser during the Final Inventory Response Period, or prior to the end of such period delivers a written notice to the Purchaser accepting the calculation of the Quarterly Inventory Payment, then the Purchaser’s calculation of the Quarterly Inventory Payment shall be conclusive and binding on the Purchaser and the Seller.

(iv)                               If the Seller delivers an Inventory Objection Notice not requesting additional information or a Final Inventory Objection Notice, as the case may be, accompanied by a statement setting forth the Quarterly Inventory Payment determined by the Seller to be correct to the Purchaser during either the Initial Inventory Response Period or the Final Inventory Response Period in accordance with this Section 1.9(a), and if the Seller and the Purchaser are unable to agree on the calculation of the Quarterly Inventory Payment within 10 days after such Inventory Objection Notice or Final Inventory Objection Notice, as the case may be, is delivered to the Purchaser, the dispute shall be finally settled by Deloitte & Touche LLP (or such other independent accounting firm mutually selected by the Purchaser and the Seller).  The determination by the independent accounting firm of the Quarterly Inventory Payment, if any, shall be conclusive and binding on the Purchaser and the Seller, and if such determination is that the Quarterly Inventory Payment for the quarter in question was higher than the amount initially determined by the Purchaser and that served as the basis for the payment initially made by the Purchaser to the Seller with respect to a particular quarter under Section 1.6(b), the Purchaser shall immediately make any additional payment required with respect to such period under Section 1.6(b), taking into account any payment made pursuant to Section 1.6(b). In the event that the determination by the independent accounting firm is that the Quarterly Inventory Payment for the quarter in question was lower than the amount initially determined by the Purchaser and that served as the basis for the payment initially made by the Purchaser to the Seller with respect to a particular quarter under Section 1.6(b), the Seller shall immediately remit to the Purchaser the difference between the payment that would have been due based on the Quarterly Inventory Payment as determined by the independent accounting firm and the amount paid by the Purchaser under Section 1.6(b). The fees and other expenses of such independent accounting firm shall be borne 50% by the Purchaser and 50% by the Seller.

(b)                                  With Respect to Section 1.7 Payments.

(i)                                    Within 20 days after the last day of each quarter of each Purchaser Fiscal Year, the Purchaser shall prepare or cause to be prepared and shall deliver or cause to be delivered to the Seller a statement (the “Applicable Revenues Statement”) setting forth the cumulative Applicable Revenues for such Purchaser Fiscal Year through the last day of such quarter (and its method of calculating such Applicable Revenues), including the supporting data for such calculation, together with the amount, if any, payable to the Seller as contemplated by Section 1.7(b).

(ii)                                In the event that the Seller objects to the Purchaser’s calculation of the Applicable Revenues in an Applicable Revenues Statement or requires further information in order to verify such calculation or determine the amounts properly payable to the Seller under Section 1.7(b) with respect to a particular quarter, then within 20 days after the delivery to the Seller of the Applicable Revenues Statement for such Purchaser Fiscal Year (the “Initial Revenues Response Period”), the Seller shall deliver to the Purchaser a Revenues Objection Notice:  (i) describing in reasonable detail the Seller’s objections to the Purchaser’s calculation of the Applicable Revenues and containing a statement setting forth the Applicable Revenues determined by the Seller to be correct; or (ii) requesting additional information from the Purchaser that the Seller requires in order to verify such calculation or determine the amounts properly payable to the Seller (which information, to the extent reasonably necessary in order to perform such calculations, shall be provided by the Purchaser within 10 days after the Purchaser’s receipt of such request).  If the Seller does not deliver a Revenues Objection Notice to the Purchaser during the Initial Revenues Response Period, or prior to the end of such period delivers a written notice to the Purchaser accepting the calculation of the Applicable Revenues, then the Purchaser’s calculation of the Applicable Revenues shall be conclusive and binding on the Purchaser and the Seller.

(iii)                            If the Seller delivers a Revenues Objection Notice to the Purchaser accompanied by a request for additional information from the Purchaser as described above during the Initial Revenues Response Period, then the Seller shall have an additional 10 days after receiving the requested information from the Purchaser (the “Final Revenues Response Period”) to deliver to the Purchaser a written notice (a “Final Revenues Objection Notice”) describing in reasonable detail the Seller’s objections to the Purchaser’s calculation of the Applicable Revenues accompanied by a statement setting forth the Applicable Revenues determined by the Seller to be correct. If the Seller does not deliver a Final Revenues Objection Notice to the Purchaser during the Final Revenues Response Period, or prior to the end of such period delivers a written notice to the Purchaser accepting the calculation of the Applicable Revenues, then the Purchaser’s calculation of the Applicable Revenues shall be conclusive and binding on the Purchaser and the Seller.

(iv)                               If the Seller delivers a Revenues Objection Notice not requesting additional information or a Final Revenues Objection Notice, as the case may be, accompanied by a statement setting forth the Applicable Revenues determined by the Seller to be correct to the Purchaser during either the Initial Revenues Response Period or the Final Revenues Response Period in accordance with this Section 1.9(b), and if the Seller and the Purchaser are unable to agree on the calculation of the Applicable Revenues within 10 days after such Revenues Objection Notice or Final Revenues Objection Notice, as the case may be, is delivered to the Purchaser, the dispute shall be finally settled by Deloitte & Touche LLP (or such other independent accounting firm mutually selected by the Purchaser and the Seller).  The determination by the independent accounting firm of the Applicable Revenues, if any, shall be conclusive and binding on the Purchaser and the Seller, and if such determination is that the Applicable Revenues for the applicable period in question were higher than the amount initially determined by the Purchaser and that served as the basis for the payment initially made by the Purchaser to the Seller with respect to a particular period under Section 1.7(b), the Purchaser shall immediately make any additional payment required with respect to such period under Section 1.7(b), taking into account any payment made pursuant to Section 1.7(b)(i).  In the event that the determination by the independent accounting firm is that the Applicable Revenues for the quarter in question were lower than the amount initially determined by the Purchaser and that served as the basis for the payment initially made by the Purchaser to the Seller with respect to a particular quarter under Section 1.7(b), the Seller shall immediately remit to the Purchaser the difference between the payment that would have been due based on the Applicable Revenues as determined by the independent accounting firm and the amount paid by the Purchaser under Section 1.7(b). The fees and other expenses of such independent accounting firm shall be borne 50% by the Purchaser and 50% by the Seller.

1.10                        Combination of Payments.  Notwithstanding anything to the contrary contained in Section 1, all payments under Sections 1.6(b) and 1.7(b) that are required to be made on the same day (taking into account the effect of the provisions of Section 1.9 on the timing of such payments) shall be combined with one another first, and the Purchaser shall only be required to make a single payment reflecting all of such payments.

1.11                        Taxes.  The  Seller shall bear and pay any sales, use, transfer, recording, gains and other similar taxes and fees arising out of or in connection with the sale of the Transferred Assets to the Purchaser or in connection with any of the other Transactions.

1.12                        Allocation.  Within 10 business days after the date of this Agreement, the parties shall determine the manner in which the Purchase Price is to be allocated among the Transferred Assets.  The allocation determined by the parties shall be conclusive and binding upon the parties for all purposes.  Neither the Seller nor the Purchaser shall file any Tax Return or other document with, or make any statement or declaration to, any Governmental Body that is inconsistent with such allocation.  If any state or federal taxing authority challenges such allocation, the party receiving notice of the challenge shall promptly provide notice to the other parties.

1.13                        Agreements Relating to Transfer of Transferred Assets.  The Seller and the Purchaser agree that any of the Transferred Assets of the type described in Section 1.1(d) that can be transmitted to the Purchaser electronically will be so delivered to the Purchaser as soon as reasonably practicable following the Closing and will not be delivered to the Purchaser on any tangible medium.  Promptly following any electronic transmission, the Seller shall execute and deliver to the Purchaser a certificate containing the following information: (a) the date of transmission; (b) the time the transmission was commenced and concluded; (c) the name of the individual who made the transmission; (d) the signature of such individual; and (e) a general description of the nature of the items transmitted sufficient to distinguish the transmission from other transmissions.

1.14                        Closing.

(a)                                  The closing of the sale of the Transferred Assets to the Purchaser and the other Transactions contemplated by this Agreement (the “Closing”) shall take place immediately following the execution and delivery of this Agreement.

(b)                                  At the Closing:

the Seller shall execute and deliver, or shall cause to be executed and delivered, to the Purchaser such bills of sale, endorsements, assignments and other documents as may be necessary to assign, convey, transfer and deliver to the Purchaser good and valid title to the Transferred Assets free and clear of any Encumbrances other than Permitted Liens;

each of the Seller and the Purchaser shall execute and deliver an Assignment and Assumption Agreement in the form of Exhibit K (the “Assignment and Assumption Agreement”);

each of the Purchaser and the Seller shall execute the Transition Services Agreement in the form of Exhibit L; and

the Purchaser shall pay to the Seller the Initial Cash Consideration.

2.                                      REPRESENTATIONS AND WARRANTIES OF THE SELLER.

The Seller represents and warrants, to and for the benefit of the Purchaser, subject to such exceptions as are disclosed in writing in the Disclosure Schedule supplied by the Seller to the Purchaser and dated as of the date hereof, which disclosure shall provide an exception to or otherwise qualify the representations and warranties of the Seller specifically referenced in such disclosure and such other representations and warranties of the Seller to which such disclosure  would reasonably be applicable, as follows:

2.1                               Subsidiaries; Due Organization; Etc.

(a)                                  The Seller has no subsidiaries, except for the Entities identified in exhibit 21.1 of the Form 10-K filed by the Seller with the SEC on July 29, 2002.

(b)                                  The Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

2.2                               SEC Matters; Financial Statements.

(a)                                  The Seller has delivered or made available to the Purchaser (including through the SEC EDGAR system) accurate and complete copies of all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by the Seller with the SEC since April 30, 2002, and all amendments thereto (the “Seller SEC Reports”).  All statements, reports, schedules, forms and other documents required to have been filed by the Seller with the SEC have been so filed on a timely basis.  As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing):  (i) each of the Seller SEC Reports complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, (as the case may be); and (ii) none of the Seller SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)                                  The financial statements (including any related notes) contained in the Seller SEC Reports:  (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount); and (iii) fairly presented the consolidated financial position of the Seller and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Seller and its consolidated subsidiaries for the periods covered thereby.

2.3                               Title to Transferred Assets.  The Seller and the Seller Subsidiaries collectively own, and have good and valid title to, all of the Transferred Assets.  All of the Transferred Assets are owned by the Seller and the Seller Subsidiaries free and clear of any Encumbrances other than Permitted Liens (it being understood that the only representation in this Agreement relating to infringement is contained in Section 2.6(e)).

2.4                               Customers and Suppliers.  Part 2.4 of the Disclosure Schedule provides an accurate breakdown of the revenues received from the five largest customers of the Optical Business for the fiscal year of the Seller ended April 30, 2003. The Seller has not received any written notice indicating that any customer identified in Part 2.4 of the Disclosure Schedule intends to cease, has ceased or will cease to use the products, equipment, goods or services of the Optical Business, or has substantially reduced or will substantially reduce the use of such products, equipment or services.  Part 2.4 of the Disclosure Schedule lists the ten largest vendors or suppliers of raw materials, supplies, merchandise and other goods to the Optical Business, on the basis of cost of goods purchased, for the fiscal year of the Seller ended April 30, 2003.  The Seller has not received any written notice that any such vendor or supplier will not sell raw materials, supplies, merchandise and other goods to the Purchaser at any time after the Closing Date on terms and conditions substantially similar to those used in its current sales to the Seller, subject only to general and customary price increases.

2.5                               Tangible Assets.  Each Tangible Asset: (a) is structurally sound and in good operating condition and repair (ordinary wear and tear excepted); (b) complies in all material respects with, and is being operated and otherwise used in compliance with, all applicable Legal Requirements; and (c) is adequate and appropriate for the uses to which it is being put.

2.6                               Intellectual Property.

(a)                                  Part 2.6(a) of the Disclosure Schedule accurately identifies and describes each item of Registered IP in which the Seller or the Seller Subsidiaries has an ownership interest and that is used in the conduct of the Optical Business; and (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number.

(b)                                  The Seller and the Seller Subsidiaries collectively exclusively own all right, title and interest to and in the Transferred Intellectual Property (other than Intellectual Property Rights or Intellectual Property licensed to the Seller or a Seller Subsidiary, as identified in Part 2.6(b) of the Disclosure Schedule) free and clear of any Encumbrances other than Permitted Liens.  Except as set forth in Part 2.6(b) of the Disclosure Schedule, none of the Intellectual Property or Intellectual Property Rights used in the conduct of the Optical Business is licensed from other Persons.  The Transferred Intellectual Property and the Intellectual

Property Rights or Intellectual Property licensed to the Seller or a Seller Subsidiary, as identified in Part 2.6(b) of the Disclosure Schedule, constitute all Intellectual Property and Intellectual Property Rights necessary for the Purchaser to design, develop, manufacture, distribute, market and sell the products included in the Transferred Assets in the same manner in which the Seller designed, developed, manufactured, distributed, marketed and sold similar products immediately prior to the date hereof. Except as set forth in Part 2.6(b) of the Disclosure Schedule, neither the Seller nor any Seller Subsidiaries has licensed (or otherwise entered into any agreement permitting) any Person to make, have made, use or sell any product or service under or incorporating any of the Transferred Intellectual Property.  Without limiting the generality of the foregoing:

(i)                                    all documents and instruments necessary to perfect the rights of the Seller or a Seller Subsidiary in the Transferred Intellectual Property have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body;

(ii)                                the Seller has complied in all material respects with disclosure requirements applicable to the Transferred Intellectual Property and, to the knowledge of the Seller, neither the Seller nor any named inventor or assignee has committed a fraudulent act in the application for or the maintenance of any patent, trademark or copyright included within the Transferred Intellectual Property;

(iii)                            each Person who is or was an employee or independent contractor of the Seller or a Seller Subsidiary and who is or was involved in the creation or development of any Seller IP included in the Transferred Assets has signed a valid and enforceable agreement containing an irrevocable assignment of Intellectual Property Rights to the Seller and confidentiality provisions protecting the Seller IP in a form that has been provided to the Purchaser, and the Seller has no knowledge that any of its present or former employees or independent contractors are in violation of any such agreement;

(iv)                               the Seller has taken all reasonable steps to maintain, protect and safeguard the Transferred Intellectual Property and the Intellectual Property Rights and Intellectual Property licensed to the Seller or a Seller Subsidiary, as identified in Part 2.6(b) of the Disclosure Schedule, including any Transferred Intellectual Property or Intellectual Property Rights or Intellectual Property licensed to the Seller or a Seller Subsidiary, as identified in Part 2.6(b) of the Disclosure Schedule, for which improper or unauthorized disclosure would impair its value or validity, and otherwise protect and enforce its rights in all proprietary information included in the Transferred Assets and held by the Seller or a Seller Subsidiary, or purported to be held by the Seller or a Seller Subsidiary, as a trade secret; and

(v)                                   to the knowledge of the Seller, none of the Continuing Employees (as defined in Section 5.3) is subject to any agreement or restriction of any kind (including any secrecy or noncompetition agreement) that would impede in any material way the ability of such employee to carry out fully all activities of such employee in furtherance of the Optical Business as currently operated.  To the knowledge of the Seller, except as set forth in Part 2.6(b)(v) of the Disclosure Schedule, no third party has claimed that any person employed by or affiliated with the Seller has violated or may be violating any of the terms or conditions of his past employment, noncompetition or nondisclosure agreement with such third party, or disclosed or may be disclosing or utilized or may be utilizing any trade secret or proprietary information or documentation of such third party or interfered or may be interfering in the employment relationship between such third party and any of its present or former employees.

(c)                                  To the knowledge of the Seller, all Registered IP included in the Transferred Intellectual Property is valid, subsisting and enforceable.  Without limiting the generality of the foregoing, except as set forth in Part 2.6(c) of the Disclosure Schedule:

(i)                                    all filings, payments and other material actions required to be made or taken to maintain each item of Registered IP included in the Transferred Intellectual Property in full force and effect have been made by the applicable deadline with the relevant patent, trademark and copyright authorities in the United States;

(ii)                                the Seller has provided to the Purchaser accurate copies of all applications, and a description of the status of such applications, related to each such item of Registered IP included in the Transferred Assets; and

(iii)                            there is no pending, or to the knowledge of the Seller, threatened Proceeding or administrative or office action or other challenge or claim relating to any Transferred Intellectual Property.

(d)                                  Neither the execution, delivery or performance of any of the Transactional Agreements nor the consummation of any of the Transactions will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) an Encumbrance on or termination of any rights to any Seller IP included in the Transferred Assets; or (ii) the release, disclosure or delivery of any Seller IP included in the Transferred Assets by or to any escrow agent or other Person.

(e)                                  To the knowledge of the Seller: (i) neither the operation or conduct of the Optical Business as currently conducted, nor the products, Intellectual Property or Intellectual Property Rights of the Seller or a Seller Subsidiary included in the Transferred Assets is infringing or violating any Intellectual Property or Intellectual Property Rights of any other Person; and (ii) no products, Intellectual Property or Intellectual Property Rights of any Person are infringing any products or Transferred Intellectual Property.  Part 2.6(e) of the Disclosure Schedule accurately identifies (and the Seller has provided to the Purchaser a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Seller or a Seller Subsidiary since January 1, 2000 regarding any actual or alleged infringement of any Seller IP included in the Transferred Assets.

(f)                                    None of the Seller Software included in the Transferred Assets contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(g)                                 Except as set forth in Part 2.6(g) of the Disclosure Schedule, no source code for any Seller Software included in the Transferred Assets has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Seller or a Seller Subsidiary.  The Seller does not have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Seller Software included in the Transferred Assets to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Seller or a Seller Subsidiary.

2.7                               Contracts.

(a)                                  Part 2.7(a) of the Disclosure Schedule identifies all Seller Contracts to the extent material to the operation of the Optical Business or by which the Transferred Assets are bound, including the following (but excluding any Excluded Contracts): (i) Seller Contracts with customers and suppliers of the Seller; and (ii) Seller Contracts pursuant to which any Intellectual Property or Intellectual Property Right that is used by, or material to, the operation of the Optical Business is being licensed to the Seller or a Seller Subsidiary (other than in respect of non-customized software that is generally available to the public).  The Seller has delivered to the Purchaser accurate and complete copies of all Seller Contracts identified in Part 2.7(a) of the Disclosure Schedule, including all amendments and supplements thereto.  Each Seller Contract identified in Part 2.7(a) of the Disclosure Schedule is valid and in full force and effect.

(b)                                  Except as set forth in Part 2.7(b) of the Disclosure Schedule: (i) neither the Seller nor either Seller Subsidiary is in breach in any material respect of any Seller Contract identified in Part 2.7(a) of the Disclosure Schedule; and (ii) to the knowledge of the Seller, no other Person is in breach in any material respect of any Seller Contract identified in Part 2.7(a) of the Disclosure Schedule.

(c)                                  Except as identified in Part 2.7(a) of the Disclosure Schedule, there are no Seller Contracts relating to the Optical Business or the Transferred Assets: (i) for the sale of any of products of the Optical Business or granting to any Person any preferential rights to purchase any of the assets or properties of the Optical Business (other than Excluded Assets); (ii) relating to the employment of any Continuing Employee (with the exception of confidentiality or related agreements); (iii) for the licensing or use of Intellectual Property or Intellectual Property rights owned by the Seller; (iv) relating to the formation of any joint venture or partnership agreements; (v) with suppliers, distributors, brokers, vendors, dealers, manufacturer’s representatives, sales agents or franchisees, market research, marketing consulting and advertising contracts, including any vendor program agreements; (vi) with clients or customers, including any development or other similar agreements; (vii) with any Governmental Body; (viii) containing covenants pertaining to the right of the Seller or either of the Seller Subsidiaries to compete or not compete in any line of business or to conduct business with any Person or in any geographical area; or (ix) with the exception of agreements with employees of the Optical Business related to sales commissions in the ordinary course of business, for the sharing of fees, the rebating of charges or purchase price or other similar arrangements, including any finder’s fee agreements.

2.8                               Compliance with Legal Requirements.  Except as set forth in Part 2.8 of the Disclosure Schedule: (a) the Seller and each Seller Subsidiary is in material compliance with each Legal Requirement that is applicable to the conduct of the Optical Business; and (b) neither the Seller nor either Seller Subsidiary has received any written notice from any Governmental Body or any other Person regarding any violation of any Legal Requirement that is applicable to the conduct of the Optical Business.

2.9                               Tax Matters. Each Tax required to have been paid, or claimed by any Governmental Body to be payable, by the Seller or a Seller Subsidiary in connection with the Optical Business has been duly paid on a timely basis.  There are no Liabilities for sales taxes in connection with the Optical Business required to be paid prior to the date of this Agreement that have not been paid.

2.10                        Proceedings; Orders. Except as set forth in Part 2.10 of the Disclosure Schedule, there is no pending Proceeding involving the Seller or either of the Seller Subsidiaries, and to the knowledge of the Seller, no Person is threatening to commence any Proceeding involving the Seller or either of the Seller Subsidiaries: (a) relating to or affecting the Optical Business or the Transferred Assets; or (b) that challenges, seeks to, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions.  There is no Order to which any of the Transferred Assets is subject.

2.11                        Authority; Binding Nature of Agreements.  Each of the Seller and the Seller Subsidiaries has the corporate power and authority to enter into and to perform its obligations under each of the Transactional Agreements to which it is a party; and the execution, delivery and performance by the Seller and each Seller Subsidiary of the Transactional Agreements to which it is a party have been duly authorized by all necessary action on the part of the Seller or the Seller Subsidiaries, as the case may be, and its stockholders, board of directors and officers.  Each of the Transactional Agreements to which the Seller or a Seller Subsidiary is a party constitutes the legal, valid and binding obligation of the Seller or the Seller Subsidiary, as the case may be, and is enforceable against the Seller or the Seller Subsidiary, as the case may be, in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.12                        Non-Contravention; Consents.  Neither the execution and delivery by the Seller or either Seller Subsidiary of any of the Transactional Agreements, nor the consummation or performance by the Seller or either Seller Subsidiary of any of the Transactions, will:

(a)                                  result in a violation of the certificate of incorporation or bylaws of the Seller or a Seller Subsidiary or any Legal Requirement or Order to which the Seller, or any of the Transferred Assets, is subject, or result in or cause the creation of any Encumbrance other than a Permitted Lien upon any of the Transferred Assets or the Optical Business;

(b)                                  result in a violation or breach of, or result in a default under, any Assumed Contract; or

(c)                                  give any Person the right to: (i) declare a default or exercise any remedy under any Assumed Contract; (ii) accelerate the maturity or performance of any Assumed Contract; or (iii) cancel, terminate or modify any Assumed Contract.

Except as set forth in Part 2.12 of the Disclosure Schedule or as may be required by the Securities Exchange Act of 1934, as amended, or the Delaware General Corporation Law (and except as may have been made, given or obtained prior to the date of this Agreement), neither the Seller nor either Seller Subsidiary is required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery of any of the Transactional Agreements or the consummation or performance of any of the Transactions.

2.13                        Sufficiency of Transferred Assets.  Except as set forth in Part 2.13 of the Disclosure Schedule, the Transferred Assets collectively constitute, as of the date hereof, all properties, rights, interests and other tangible assets sufficient to enable the Purchaser to design, develop, manufacture, distribute, market and sell the products included in the Transferred Assets in the same manner in which the Seller designed, developed, manufactured, distributed, marketed and sold similar products immediately prior to the date hereof.

2.14                        Brokers.  The Seller has not agreed or become obligated to pay, or taken any action that would reasonably be expected to result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

2.15                        Inventory.  All Inventory consists of a quality and quantity usable in the ordinary course of business consistent with past practice of the Optical Business, subject to normal and customary reserves (which reserves are indicated on the Seller’s Books and Records).  All Inventory is the property of the Seller, free and clear of any Encumbrances other than Permitted Liens, has not been pledged as collateral, is not held by the Seller on consignment from others and conforms in all material respects to all standards applicable to such inventory or its use imposed by Governmental Bodies.  To the Seller’s knowledge, Part 2.15 of the Disclosure Schedule includes a true, correct and complete list of all export control classification numbers (as applicable) for all products currently sold by the Optical Business.

3.                                      REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

The Purchaser represents and warrants, to and for the benefit of the Seller, as follows:

3.1                               Due Organization; Etc. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2                               Authority; Binding Nature of Agreements. The Purchaser has the corporate power and authority to enter into and to perform its obligations under each of the Transactional Agreements to which it is a party, and the execution, delivery and performance by the Purchaser of the Transactional Agreements to which it is a party have been duly authorized by all necessary action on the part of the Purchaser and its board of directors, stockholders and officers.  Each of the Transactional Agreements to which the Purchaser is a party constitutes the legal, valid and binding obligation of the Seller and is enforceable against the Seller in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3                               Non-Contravention; Consents.  Neither the execution and delivery by the Purchaser of any of the Transactional Agreements, nor the consummation or performance by the Purchaser of any of the Transactions, will conflict with or result in any breach of any provision of the certificate of incorporation or bylaws or similar organizational document of the Purchaser.  The Purchaser neither is not required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery of any of the Transactional Agreements or the consummation or performance of any of the Transactions.

4.                                      SURVIVAL, INDEMNIFICATION AND DAMAGES.

4.1                               Survival of Representations and Warranties. All of the representations and warranties of each party to this Agreement shall survive the Closing and the sale of the Transferred Assets to the Purchaser and shall terminate and expire, and shall cease to be of any force or effect, at 10:00 a.m. (California time) on the first anniversary of this Agreement, except that: (a) the representations and warranties contained in Sections 2.1, 2.3, 2.10, 2.11, 3.1 and 3.2 shall survive indefinitely; and (b) the representations and warranties contained in Sections 2.8 and 2.9 shall survive until 90 calendar days after the expiration of all applicable statutes of limitations (including all periods of extension, either automatic or permissive), and all liability of the parties with respect to such representations and warranties shall thereupon be extinguished; provided, however; that if, prior to the date on which a representation and warranty expires, an Indemnitee shall have duly delivered a Notice of Claim (as defined in Exhibit L) to the Seller in conformity with all of the applicable procedures set forth in Exhibit L, then the specific indemnification claim set forth in such Notice of Claim shall survive such date on which such representation and warranty expired (and shall not be extinguished thereby).

4.2                               Indemnification.  From and after the Closing (but subject to the limitations set forth in this Section 4), the Seller shall hold harmless and indemnify the Indemnitees from and against any Damages that are suffered or incurred by any of the Indemnitees and that arise, directly or indirectly, from or as a result of:  (a) any breach of any representation or warranty made by the Seller in Section 2; (b) any breach of any covenant or obligation of the Seller set forth in any Transactional Agreement; (c) any Excluded Liabilities; or (d) any Liability arising out of the ownership or operation by the Seller of the Transferred Assets or otherwise relating to the operation by the Seller of the Optical Business prior to the Closing other than the Assumed Liabilities.

4.3                               Maximum Liability. Absent fraud or willful misconduct on the part of the Seller, the aggregate Liability of the Seller under Section 4.2 shall be limited to: (a) $4,000,000 with respect to Damages arising from a breach of Section 2.6; and (b) $2,000,000 with respect to all other claims against the Seller pursuant to this Section 4.

4.4                               Exclusivity of Indemnification Remedy.  Subject to Section 5.2, the remedy provided in this Section 4 shall be deemed to be exclusive of any other rights that the Purchaser or any of the other Indemnitees may have with respect to any of the Transactions, other than with respect to rights to equitable relief.  Notwithstanding the preceding sentence, nothing in this Section 4.4 or elsewhere in this Agreement shall limit either party’s liability for fraud or intentional misrepresentation.

4.5                               No Implied Representations.  The Purchaser and the Seller acknowledge that, except as expressly provided in Sections 2 and 3, neither party hereto, and none of the Representatives of the parties hereto, has made or is making any representations or warranties whatsoever, implied or otherwise.

4.6                               Defense of Third Party Actions.  In the event of the assertion or commencement by any Person of any Proceeding (whether against the Purchaser, any other Indemnitee or any other Person) with respect to which the Seller may become obligated to indemnify any Indemnitee pursuant to this Section 4, the Purchaser shall promptly notify the Seller of such Proceeding, and the Seller shall be entitled, at its expense, to participate in, but not to determine or conduct, the defense of such Proceeding; provided, however, that the failure to deliver such notice shall not limit the Seller’s obligations under Section 4 except to the extent such failure prejudices the Seller. The Purchaser shall have the right to: (a) conduct the defense of such Proceeding with counsel reasonably acceptable to the Seller; and (b) settle or compromise any such Proceeding only with the consent of the Seller (which consent shall not be unreasonably withheld).

4.7                               Subrogation.  To the extent that the Seller makes or is required to make any payment to an Indemnitee, the Seller shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnitee or any of the Indemnitee’s Representatives may have against any other Person with respect to any Damages, circumstances or matter to which such indemnification payment is related.  Subject to the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, the Indemnitee shall permit the Seller to use the name of the Indemnitee in any transaction or in any Proceeding or other matter involving any of such rights or remedies; and the Indemnitee shall take such actions as the Seller may reasonably request for the purpose of enabling the Seller to perfect or exercise the Seller’s right of subrogation hereunder.

4.8                               Waiver of Consequential Damages. Absent fraud or willful misconduct on the part of the Seller, no Indemnitee shall be entitled to recover consequential, special, incidental or punitive damages with respect to any breach of any representation or warranty or non-performance of any obligation under this Agreement (or otherwise relating to the transactions contemplated hereby), and under no circumstances shall such damages be considered “Damages” under this Agreement.

4.9                               Application of Retained Consideration. Without limiting the Seller’s liability for any Damages or the Purchaser’s recourse therefore, at the Purchaser’s option (but subject to compliance with the procedures described in Exhibit L), the Purchaser may apply all or any portion of the Retained Consideration in satisfaction of any Damages that are ultimately determined to be due to the Purchaser under Section 4 and Exhibit L; provided, however, that the Purchaser shall provide the Seller written notice of any such application within five business days thereof.  Within 10 business days of the first anniversary of the Closing Date, the Purchaser shall pay to the Seller, by wire transfer to the account number referred to in Section 1.5(a), the Retained Consideration less any portion thereof previously retained by the Purchaser pursuant to this Section 4.9, and less any additional portion thereof then reasonably estimated by the Purchaser to satisfy any then-outstanding claims of the Purchaser for Damages as set forth in a Notice of Claim delivered to the Seller in accordance with Exhibit L (the “Additional Holdback”).  Any Additional Holdback that is not ultimately applied in satisfaction of Damages that are ultimately determined to be due to the Purchaser under Section 4 and Exhibit L shall be promptly paid to the Seller.

5.                                      CERTAIN POST-CLOSING COVENANTS.

5.1                               Further Actions.

(a)                                  From and after the Closing, the parties shall cooperate with each other, and each of the parties shall execute and deliver such documents and take such other actions as the other party may reasonably request, for the purpose of evidencing the Transactions and putting the Purchaser in possession and control of all of the Transferred Assets.

(b)                                  In addition, from and after the Closing: (i) at the request of the Purchaser (and subject to the Purchaser’s agreement to keep the following Books and Records confidential), the Seller shall provide the Purchaser with copies of all Books and Records related to the Optical Business that are reasonably requested by the Purchaser; and (ii) at the request of the Seller (and subject to the Seller’s agreement to keep the following Books and Records confidential), the Purchaser shall provide the Seller with copies of Books and Records included in the Transferred Assets that are reasonably requested by the Seller.

(c)                                  From and after the Closing, each of the parties shall use commercially reasonable efforts to obtain any Consent required for the transfer of any warranty, representation or guarantee referred to in Section 1.1(g) that was not obtained prior to the Closing.

(d)                                  From and after the Closing, the Seller shall use commercially reasonable efforts to: (i) obtain Consent in respect of the  post-Closing transfer of the Contracts identified in Exhibit J; and (ii) assign to the Purchaser each of the Contracts identified in Exhibit J.

5.2                               Restricted Activities.

(a)                                  The Seller acknowledges that the Purchaser would not have entered into this Agreement and the Transactional Agreements but for the agreements and covenants of the Seller contained in this Section 5.2.  Accordingly, the Seller covenants and agrees that:

(i)                                    neither the Seller nor any of its subsidiaries shall, anywhere in the world, directly or indirectly, for a period commencing on the Closing Date and terminating on the date five years following the Closing Date (the “Restricted Period”): (A) engage in any Restricted Activities; (B) render any services (of the type prohibited by the defined term “Restricted Activities”) to any Person (other than the Purchaser) engaged in Restricted Activities; or (C) become interested in any Person engaged in Restricted Activities (other than the Purchaser) as a shareholder, principal, agent, trustee or investor; provided, however, that notwithstanding the foregoing the Seller and any of its subsidiaries may own, directly or indirectly, solely as a passive investment, securities of any Person that are traded on any national securities exchange or the Nasdaq National Market if the Seller or such subsidiary: (1) is not a controlling Person or a member of a group which controls such Person; and (2) does not, directly or indirectly, own five percent (5%) or more of any class of securities of such Person; provided, further, however, that the Seller and any of its subsidiaries may own up to five percent (5%) of any class of securities of an Entity that invests in other Entities as long as it is not the primary purpose of the investing Entity to engage in, or invest in Persons engaged in, Restricted Activities.

(ii)                                during the eighteen-month period following the Closing, the Seller shall not, directly or indirectly: (A) knowingly solicit or encourage to leave the employment of the Purchaser (or any of the Purchaser’s subsidiaries), any Continuing Employee; or (B) employ any Continuing Employee; provided, however, that the Seller shall not be prohibited from: (1) employing any Continuing Employees through a general public solicitation of employment as long as at least six months has elapsed between the Seller employing such Continuing Employee and the termination of such Continuing Employee’s employment with the Purchaser; and (2) employing any Continuing Employee whose employment has been involuntarily terminated by the Purchaser or a subsidiary of the Purchaser.

(b)                                  If the Seller breaches, or threatens to commit a breach of, any of the provisions of Section 5.2(a) (the “Restrictive Covenants”), the Purchaser shall have the following rights and remedies (upon compliance with any necessary prerequisites imposed by law upon the availability of such remedies), each of which rights and remedies shall be independent of the other and severally enforceable and shall not be affected by the provisions of Section 4, and all of which rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Purchaser under law or in equity:

(i)                                    the right and remedy to have the Restrictive Covenants specifically enforced (without posting any bond), including the right to an entry against the Seller of restraining orders and injunctions (preliminary and temporary) against violations, threatened or actual, and whether or not then continuing, of such covenants, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Purchaser and that money damages will not provide adequate remedy to the Purchaser with respect thereto; or

(ii)                                the right and remedy to require the Seller to account for and pay over to the Purchaser all compensation, profits, monies, accruals, increments or other benefits (“Benefits”) derived or received by the Seller as the result of any transactions constituting a breach of any of the Restrictive Covenants, and the Seller shall account for and pay over such Benefits to the Purchaser.

(c)                                  If any of the Restrictive Covenants, or any part thereof, are determined to be invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full force and effect, without regard to the invalid portions.

5.3                               Employees.

(a)                                  The Purchaser (or one of its wholly-owned subsidiaries) shall offer as of the Closing employment at will to those individuals identified in Exhibit M (the “Continuing Employees”); provided, however, that nothing herein shall require the continuation of any employment or any terms of employment after the Closing.  The terms and conditions of such employment at will offers made by the Purchaser to the Continuing Employees will be determined in the Purchaser’s sole discretion.  Continuing Employees who actually commence employment with the Purchaser shall be eligible to participate in all benefit plans in which similarly situated employees of the Purchaser are eligible to participate.  Effective as of 12:00 a.m. on the calendar day following the Closing, the Seller shall terminate the employment of the Continuing Employees.  The Seller shall be responsible for complying with any applicable Legal Requirements with respect to any event or condition on or prior to the Closing.  Notwithstanding any other provision of this Agreement, neither the Purchaser nor any of its affiliates shall have any responsibilities for any legally mandated continuation of health care coverage with respect to those Continuing Employees who do not accept employment by the Purchaser (or one of its wholly-owned subsidiaries).

(b)                                  Nothing in this Section 5.3 shall be deemed to impose upon the Purchaser or any of its affiliates any liabilities or responsibilities regarding individuals who do not become employees of the Purchaser (or one of its wholly-owned subsidiaries) pursuant to offers of employment made under Section 5.3(a) (including individuals to whom offers are not required to be made under Section 5.3(a)), including liabilities or responsibilities with respect to such employees for: (i) pension, retirement, profit-sharing, savings, medical, dental, disability income, life insurance or accidental death benefits, whether insured or self-insured, whether funded or unfunded; (ii) workers’ compensation (both long term and short term) benefits, whether insured or self-insured, whether or not accruing or based upon exposure to conditions prior to the date of this Agreement or for claims incurred or for disabilities commencing prior to the Closing Date; or (iii) severance benefits.

(c)                                  Without limiting the generality of any other responsibilities of the Seller, the Seller shall be (prior to and after the date hereof) solely responsible for severance pay or other obligations, if any, arising from the Seller’s termination of the employment of the Continuing Employees.

5.4                               Repurchase of Certain Inventory.

(a)                                  If any Inventory, or inventory acquired by the Purchaser after the Closing pursuant to the Sanmina Purchase Orders identified on Exhibit C2 and assumed by the Purchaser pursuant to Sections 1.1(b) and 1.3(a) (the “Sanmina Inventory”), remains unused by the Purchaser on June 30, 2004 (collectively, the “Unused Inventory”), then at the election of the Purchaser delivered in writing to the Seller on or prior to July 30, 2004 (the “Repurchase Notice”): (i) the Seller shall repurchase the portion of the Unused Inventory specified in the Repurchase Notice for the portion of the Initial Cash Consideration paid for such Unused Inventory (or with respect to Unused Inventory acquired from Sanmina, the amount paid by the Purchaser to Sanmina for such Unused Inventory); or (ii) the Purchaser can elect to cause the Seller to reimburse the Purchaser for the amount, if any, by which: (A) the portion of the Initial Cash Consideration paid for such Unused Inventory (or with respect to Unused Inventory acquired from Sanmina, the amount paid by the Purchaser to Sanmina for such Unused Inventory); exceeds (B) the proceeds received or receivable by the Purchaser after the delivery of the Repurchase Notice with respect to any sales of such Unused Inventory by the Purchaser (it being understood that if the Purchaser fails to deliver a Repurchase Notice to the Seller on or before July 30, 2004, the Purchaser shall forfeit its rights under this Section 5.4(a)).  Any payments made pursuant to this Section 5.4 shall for all purposes of this Agreement be considered a reduction of the Purchase Price, and shall be remitted by the Seller to the Purchaser by wire transfer within 20 days of delivery to the Seller of a Repurchase Notice pursuant to this Section 5.4(a).  Notwithstanding anything to the contrary contained in this Agreement, no Indemnitee shall be entitled to recover for a breach of the representations or warranties contained in Section 2.15 and under this Section 5.4(a) with respect to the same Inventory.

(b)                                  Without limiting any other obligation of the Purchaser hereunder, the Purchaser shall be deemed to: (i) first use the finished goods Inventory and Sanmina Inventory to fulfill orders from Cisco and Lucent with regard to the Seller’s existing design wins for such customers as described in the applicable Assumed Contract identified in Exhibit C1 or C2 prior to using other inventory not acquired as part of the Transactions in satisfying such orders; and (ii) first use the raw materials Inventory in connection with fulfilling other customer orders prior to using other inventory not acquired as part of the Transactions in satisfying such orders, if and to the extent that such raw materials Inventory can be used or deemed to be such that it can be reasonably used to fulfill such customer orders without material additional costs to the Purchaser, and whether or not the Purchaser actually uses such finished goods Inventory, Sanmina Inventory and/or raw materials Inventory to satisfy such orders.  For the avoidance of doubt and without limiting the foregoing, if: (A) the Purchaser directly or indirectly sells or otherwise disposes of any product to Cisco or Lucent prior to June 30, 2005; and (B) such product is substantially similar to any of the Seller’s products described in the Assumed Contract with Cisco or Lucent, as the case may be, then: (1) for purposes of Sections 1.6, 1.7 and 5.4(a), the Purchaser shall be “deemed” to have used finished goods Inventory or Sanmina Inventory for all such sales or other dispositions; and (2) for purposes of Section 1.7, the Applicable Revenues with respect to such sales or other dispositions shall be equal to the greater of: (x) the revenues that would have been generated under the applicable Assumed Contract using the prices (if any) set forth therein had the Purchaser actually sold or disposed of Inventory or Sanmina Inventory in accordance with such Assumed Contract; or (y) the revenues actually generated from the sale or other disposition of such substantially similar product to Cisco or Lucent, as the case may be.

5.5                               Public Announcements.

(a)                                  After the Closing, the Seller and the Purchaser will not issue or make any reports, statements or releases to the public or generally to customers, vendors, suppliers or other Persons to whom the Optical Business sells goods or provides services or otherwise has a significant business relationship with respect to this Agreement or the Transactions without the consent of the other, which consent shall not be unreasonably withheld or delayed; provided, however, that if any such report, statement or release is required pursuant to a Legal Requirement, then such party may make or issue the required report, statement or release and promptly furnish the other party with a copy thereof (it being understood that the Seller shall file with the SEC a Current Report on Form 8-K with respect to this Agreement and the Transactions).  Each party hereto will obtain the other party’s prior approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement and the Transactional Agreements.

(b)                                  Notwithstanding anything herein to the contrary, any party to this Agreement (and any Representative of any party to this Agreement) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure; provided, however, that such disclosure may not be made to the extent reasonably necessary to comply with any applicable federal or state securities laws; provided, further, that for this purpose: (i) the “tax treatment” of a transaction means the purported or claimed federal income tax treatment of the transaction; and (ii) the “tax structure” of a transaction means any fact that may be relevant to understanding the purported or claimed federal income tax treatment of the transaction.

5.6                               Confidentiality.  Each party to this Agreement will hold, and will use commercially reasonable efforts to cause its affiliates (and its and their respective Representatives) to hold, all Confidential Information (as defined below) in strict confidence from any Person (other than any such affiliate or Representative), unless: (a) compelled to disclose by judicial or administrative process (including in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of any Governmental Body) or by other Legal Requirements; or (b) disclosed in an action or proceeding brought by a party to this Agreement in pursuit of its rights or in the exercise of its remedies under this Agreement.  For purposes of this Section 5.6, “Confidential Information” shall mean: all documents and information concerning the other party or any of its affiliates furnished to it by the other party or such other party’s Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party; provided, however, that the foregoing restrictions will not apply to the Purchaser’s use of documents and information concerning the Optical Business transferred by the Seller under this Agreement.

6.                                      MISCELLANEOUS PROVISIONS.

6.1                               Fees and Expenses.

(a)                                  The Seller shall bear and pay all fees, costs and expenses (including all legal fees and expenses) that have been incurred or that are in the future incurred by, on behalf of or for the benefit of the Seller in connection with: (i) the negotiation, preparation and review of any letter of intent or similar document relating to any of the Transactions; (ii) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule), the other Transactional Agreements and all bills of sale, assignments, certificates and other instruments and documents delivered or to be delivered in connection with the Transactions; and (iii) the consummation and performance of the Transactions.

(b)                                  The Purchaser shall bear and pay all fees, costs and expenses (including all legal fees and expenses) that have been incurred or that are in the future incurred by or on behalf of the Purchaser in connection with: (i) the negotiation, preparation and review of any letter of intent or similar document relating to any of the Transactions; (ii) the negotiation, preparation and review of this Agreement, the other Transactional Agreements and all bills of sale, assignments, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Transactions; and (iii) the consummation and performance of the Transactions.

6.2                               Attorneys’ Fees.  If any legal action or other legal proceeding relating to any of the Transactional Agreements or the enforcement of any provision of any of the Transactional Agreements is brought against any party to this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

6.3                               Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to the Seller:

Ditech Communications Corporation
825 E. Middlefield Road
Mountain View, California 94043
Attention:  Chief Financial Officer
Facsimile:  (650) 564-9591

if to the Purchaser:

JDS Uniphase Corporation
1768 Automation Parkway
San Jose, CA 95131
Attention:  General Counsel
Facsimile:  (408) 546-4350

6.4                               Headings.  The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

6.5                               Counterparts.  This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

6.6                               Governing Law; Venue.

(a)                                  This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of New York (without giving effect to principles of conflicts of laws).

(b)                                  Except as provided in Sections 1.9 and 6.6(c), any Proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in the County of Santa Clara, California.  Each party to this Agreement:

(i)                                    expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the County of Santa Clara, California (and each appellate court located in the State of California) in connection with any such Proceeding;

(ii)                                agrees that each state and federal court located in the County of Santa Clara, California shall be deemed to be a convenient forum; and

(iii)                            agrees not to assert (by way of motion, as a defense or otherwise), in any such Proceeding commenced in any state or federal court located in the County of Santa Clara, California, any claim that such party is not subject personally to the jurisdiction of such court, that such Proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement, any claim for indemnification pursuant to Section 4 shall be brought and resolved exclusively in accordance with Exhibit L.

6.7                               Successors and Assigns; Parties in Interest.

(a)                                  This Agreement shall be binding upon:  the Seller and its successors and permitted assigns (if any), and the Purchaser and its successors and assigns (if any).  This Agreement shall inure to the benefit of: the Seller; the Purchaser; the other Indemnitees; and the respective successors and permitted assigns (if any) of the foregoing.

(b)                                  Neither the Seller nor the Purchaser shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party; provided, however, that: (i) the Purchaser may assign any or all of its rights, interests and obligations under this Agreement (including its rights under Section 4) to any affiliate of the Purchaser, provided that any such affiliate agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement, but no such assignment shall relieve the Purchaser of its obligations under this Agreement; and (ii) the Seller may assign any and all of its rights, interests and obligations under this Agreement (including its rights under Section 4) to a successor-in-interest, or any of its or their affiliates, provided that such party agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement, but no such assignment shall relieve the Seller of its obligations under this Agreement.  Without limiting the generality of the foregoing, if requested by the Purchaser, the Seller shall cause the Optical Business and the Transferred Assets or any portion thereof to be transferred at Closing to any Person the Purchaser may direct.  Subject to the foregoing, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties to this Agreement and their respective successors and assigns.

(c)                                  Except for the provisions of Section 4, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties to this Agreement and their respective successors and assigns (if any).

6.8                               Specific Performance.  The Seller agrees that: (a) in the event of any breach or threatened breach by the Seller of any covenant, obligation or other provision set forth in this Agreement, the Purchaser shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) neither the Purchaser nor any other Indemnitee shall be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding. The Purchaser agrees that: (A) in the event of any breach or threatened breach by the Purchaser of any covenant, obligation or other provision set forth in this Agreement, the Seller shall be entitled (in addition to any other remedy that may be available to it) to: (1) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (2) an injunction restraining such breach or threatened breach; and (B) the Seller shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.

6.9                               Waiver.

(a)                                  No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)                                  No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

6.10                        Amendments.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Purchaser and the Seller.

6.11                        Severability.  In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

6.12                        Entire Agreement.  The Transactional Agreements set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof, including that certain letter agreement dated June 6, 2003 between the Purchaser and the Seller.

6.13                        Knowledge.  For purposes of this Agreement, the Seller shall be deemed to have “knowledge” of a particular fact or other matter if any of the following has knowledge of such fact or other matter:  Tim Montgomery, Bill Tamblyn, Nadine Melka, Ian Wright, Bob de Vincenzi or Lowell Transgurd.

6.14                        Construction.

(a)                                  For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)                                  The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)                                  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)                                  Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

The parties to this Agreement have caused this Agreement to be executed and delivered as of the date first set forth above.

DITECH COMMUNICATIONS CORPORATION, a Delaware corporation

/s/ Nadine Melka

By:	Nadine Melka

Title:	VP of Strategy and Chief Marketing Officer

JDS UNIPHASE CORPORATION, a Delaware corporation

/s/ Christopher S. Dewees

By:	Christopher S. Dewees

Title:	Senior VP and General Counsel

Exhibit A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Agreement.  “Agreement” shall mean the Asset Purchase Agreement to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

Assumed Contracts.  “Assumed Contracts” shall mean the Contracts identified on Exhibits C1 and C2 to the Agreement.

Books and Records.  “Books and Records” of any Person shall mean all files, documents, instruments, papers, books and records, including financial statements, budgets, pricing guidelines, customer lists, computer files and programs, retrieval programs, operating data and plans.

Cisco.  “Cisco” shall mean Cisco Systems, Inc., a California corporation.

Closing.  “Closing” shall mean the closing of the sale of the Transferred Assets to the Purchaser and the other Transactions.

Closing Date.  “Closing Date” shall mean the date of the Agreement.

Consent.  “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contract.  “Contract” shall mean any written, or legally binding oral, agreement, arrangement, guarantee, license, lease  or contract.

Costs of Goods Sold.  “Costs of Goods Sold” shall mean costs of goods sold as reasonably determined by the Purchaser in accordance with GAAP consistently applied.

Damages.  Except as otherwise provided in the Agreement, “Damages” shall mean any loss, damage, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees and reasonable expenses of investigation and defense), charge, cost or expense of any nature.

Disclosure Schedule.  “Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to the Purchaser on behalf of the Seller.

Encumbrance.  “Encumbrance” shall mean any lien, security interest or other similar encumbrance.

Entity.  “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust,

cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

Environmental Laws.  “Environmental Laws” shall mean any Legal Requirement relating to the environment or occupational health and safety in effect as of the Closing Date, including any statute, regulation or order pertaining to: (a) air, water and noise pollution; (b) groundwater and soil contamination; (c) the release or threatened release into the environment of toxic or hazardous substances, or solid or hazardous waste, including emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (d) the protection of wildlife, marine sanctuaries and wetlands, including all endangered and threatened species; (e) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles; (f) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or toxic or hazardous substances or oil or petroleum products or solid or hazardous waste.  As used above, the terms “release” and “environment” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act.

ERISA.  “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Excluded Contract.  “Excluded Contract” shall mean any Seller Contract: (a) that relates to general and administrative matters (such as Contracts for office supplies, insurance policies or facilities); (b) that is a nonexclusive, internal use software license of non-customized software that is generally available on standard terms; (c) pursuant to which the Seller has borrowed or received any funds; (d) pursuant to which the Seller occupies any real property; or (e) that is between the Seller or any Seller Subsidiary and any current or former employee of the Seller or any Seller Subsidiary.

GAAP.  “GAAP” shall mean generally accepted accounting principles.

Governmental Authorization.  “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body.  “Governmental Body” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); or (d) multi-national organization or body.

Indemnitees.  “Indemnitees” shall mean the following Persons: (a) the Purchaser; (b) the Purchaser’s current and future affiliates; (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above.

Intellectual Property.  “Intellectual Property” shall mean algorithms, APIs, apparatus, databases, data collections, diagrams, inventions (whether or not patentable), know-how, logos, marks, mask works, methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, works of authorship and other forms of technology.

Intellectual Property Rights.  “Intellectual Property Rights” shall mean all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, and moral rights; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

Legal Requirement.  “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule or regulation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body, which, for clarity, shall include Environmental Laws.

Liability.  “Liability” shall mean any debt, obligation, duty or liability of any nature.

Lucent.  “Lucent” shall mean Lucent Technologies Inc., a Delaware corporation.

Optical Business.  “Optical Business” shall mean the Seller’s operations which design, develop, manufacture, distribute and sell, directly or indirectly, alone, jointly, or through one or more intermediaries: (a) optical amplifiers, transponders, transceivers, receivers, and transmitters; (b) remote management systems for any of the foregoing products; and (c) hardware, software and firmware for any of the products listed in (a) and (b).

Order.  “Order” shall mean any order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel.

Permitted Liens. “Permitted Liens” shall mean: (a) liens for current taxes not yet due and payable or delinquent; (b) any minor imperfections or irregularities in title, if any, that have arisen in the ordinary course of business and that individually or in the aggregate with such other liens are not material and that would not reasonably be expected to materially impair the value of the property subject to such lien or materially affect the Purchaser’s use of the Transferred Assets; or (c) with respect to Seller IP, non-exclusive licenses identified in Part 2.8(a) of the Disclosure Schedule.

Person.  “Person” shall mean any individual, Entity or Governmental Body.

Plan.  “Plan” shall mean any employment, consulting, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, equity (or equity-based), leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, dental, vision, welfare, accident, disability, workmen’s compensation or other insurance, severance, separation, termination, change of control, collective bargaining agreement or other benefit plan, understanding, agreement, practice, policy or arrangement of any kind, whether written or oral, and whether or not subject to ERISA, including, but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

Proceeding.  “Proceeding” shall mean any action, suit or commenced by or before any Governmental Body.

Registered IP.  “Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

Representatives.  “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

Restricted Activities.  “Restricted Activities” shall mean the design, development, manufacture, distribution or sale, directly or indirectly, alone, jointly or through one or more intermediaries, of subsystem- and component-level products or services for use or application in the fields of fiber optic telecommunications or fiber optic datacommunications (other than devices related to echo cancellation or voice quality assurance) and further including any product of the Optical Business as of the Closing Date (and any products with equivalent form, fit or function and all components thereof) (it being understood that Restricted Activities shall not include the sale of any Excluded Assets).

Sanmina.  “Sanmina” shall mean Sanmina Corporation, a Delaware corporation.

SEC.  “SEC” shall mean the Securities and Exchange Commission.

Seller Contract.  “Seller Contract” shall mean any Contract to which the Seller or a Seller Subsidiary is a party.

Seller IP.  “Seller IP” shall mean all Intellectual Property Rights and Intellectual Property in which the Seller or a Seller Subsidiary has (or purports to have) an ownership interest.

Seller Software.  “Seller Software” shall mean any software owned by the Seller or a Seller Subsidiary and material to the Optical Business.

Seller Subsidiaries.  “Seller Subsidiaries” shall mean Ditech Communications Europe Limited and Altamar Networks Pty. Ltd..

Supply Agreement.  “Supply Agreement” shall mean that certain Supply Agreement executed on or about October 10, 2000, as amended, between the Seller and SDL Inc., as further amended by that certain Letter Agreement dated as of June 1, 2002, between the Seller and the Purchaser, as further amended by that certain Amendment No. 1 to the Letter Agreement dated as of March 26, 2003, between the Seller and the Purchaser.

Tax.  “Tax” shall mean any tax, levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (a) imposed, assessed or collected by or under the authority of any Governmental Body, or (b) payable pursuant to any tax-sharing agreement or similar Contract.

Tax Return.  “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Transactional Agreements.  “Transactional Agreements” shall mean: (a) the Agreement; (b) the Assignment and Assumption Agreement; and (c) the Transition Services Agreement.

Transactions.  “Transactions” shall mean: (a) the execution and delivery of the respective Transactional Agreements; and (b) all of the transactions contemplated by the respective Transactional Agreements, including: (i) the sale of the Transferred Assets by the Seller to the Purchaser in accordance with the Agreement; (ii) the assumption of the Assumed Contracts by the Purchaser pursuant to the Assignment and Assumption Agreements; and (iii) the performance by the Seller and the Purchaser of their respective obligations under the Transactional Agreements, and the exercise by the Seller and the Purchaser of their respective rights under the Transactional Agreements.